BioLife4D Corporation

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

 (224) 602-9569

October 1, 2020

Securities Exchange Commission

Re:	BioLife4D Corporation (the “Company”)
Withdrawal of Request for Qualification

To whom it may concern:

We hereby request to withdraw our Request for Qualification dated September 29, 2020.

Sincerely,

Steven Morris

CEO